March 4, 2010

Mail Stop 3010

Mr. James Watson
Chief Executive Officer
Micro Mammoth Solutions, Inc.
1511 Dodd Road
Winter Park, Florida 32792

> **Re: Micro Mammoth Solutions, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 333-144645**

Dear Mr. Watson:

We have reviewed your response letter dated February 18, 2010 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Changes in Stockholders' Equity, page F-4

1.   We note your proposed revisions to the statement of changes in stockholders' equity. In addition to showing discrete activity for the year ended June 30, 2008, please also show all equity issuances from inception in accordance with ASC 915-215-45.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief